Mail Stop 6010
Via Facsimile and U.S. Mail

March 17, 2008

Mr. Kevin R. Callahan
Chairman and Chief Executive Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive, Suite 500
Addison, Texas 75001

> **Re: Affirmative Insurance Holdings, Inc.**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 000-50795**

Dear Mr. Callahan:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief